December 13, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance

Office of Energy & Transportation

100 F Street NE
Washington, D.C. 20549

Attn:	Sondra Snyder, Staff Accountant Gus Rodriguez, Accounting Branch Chief Cheryl Brown, Law Clerk Loan Lauren Nguyen, Legal Branch Chief

Re:	Ahren Acquisition Corp. Registration Statement on Form S-1 Filed November 24, 2021 File No. 333-261334

Ladies and Gentlemen:

On behalf of our client, Ahren Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-1 filed on November 24, 2021 (the “Registration Statement”), contained in the Staff’s letter dated December 10, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its first amended Registration Statement on Form S-1 (the “First Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the First Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the First Amended Registration Statement.

Form S-1, Filed November 24, 2021

Cover Page

1.	We note the revised disclosure that certain qualified institutional buyers or institutional accredited investors have expressed an interest in purchasing an aggregate of up to approximately $89 million of units in this offering at the offering price. Please disclose the number of anchor investors and clarify whether there is a cap to the amount that each investor may purchase.

Response: In response to the Staff’s comment, the Company, has revised the cover page, as well as pages 1, 23, 81, 92, 136 and 139 of the First Amended Registration Statement to disclose that there are four anchor investors, and that there is no cap on the number of units each can purchase, but none of the anchor investors has expressed an interest in purchasing more than 9.999% of the units to be sold in the offering.

United States Securities and Exchange Commission

December 13, 2021

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please obtain and file an audit report that specifies dates consistent with the information presented within the financial statements and related notes.

Response: The Company advises the Staff that it has obtained, and filed with the First Amended Registration Statement, an audit report that specifies dates consistent with the information presented within the financial statements and related notes.

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Please do not hesitate to contact Stuart Bressman at (212) 819-8405 or Russell Deutsch at (212) 819-7817 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

White & Case LLP

cc:	Alice Newcombe-Ellis, Ahren Acquisition Corp.